

June 18, 2014

Via E-mail
Harold Motaung
Chief Executive Officer
Atlatsa Resources Corporation
Suite 1020, 800 West Pender Street
Vancouver, British Columbia
Canada, V6C2V6

>   **Re: Atlatsa Resources Corporation**
>   **Form 20-F for the Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 001-31930**

Dear Mr. Motaung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

General

1.   We note that you have not provided all of the disclosure required by Items 5, 7 and 15 in the Form 20-F (see your disclosure on pages 41, 67, 73, 76, 79, 101, and 118 as examples). Instead, you refer to Management's Discussion and Analysis for the fiscal year ended December 31, 2013, which appears to have been included in the Form 6-K filed on March 31, 2013. Please revise your disclosure to include an express statement that the specified information is incorporated by reference where the information is required and clearly identify the material which is incorporated by reference. See Exchange Act Rule 12b-23.

Estimates of Mineralization, page 57

2.   We note your reserve estimates use metal prices that appear to be near-peak prices that occurred in the Summer/Fall 2011 and not the 3-year historical average price or less which is utilized by most other mining companies. Please provide the justification for using these metals prices for your reserve estimates.

3.   Proven and probable reserves are disclosed for your Bokoni Mine as at December 31, 2013. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes your present reserve estimate which may include your technical reports, estimates of production, revisions to your resources and reserves due to geologic modeling efforts, your mining activities, and other factors affecting your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

Notes to the Consolidated Financial Statements, page 127
Note 4. Accounting Policies, page 128

4.	We note your disclosure on new standards that you adopted for the year ended December 31, 2013 does not include IFRS 11. We also note your disclosures on page 64 indicating that you entered into joint operation agreement with Ivanplats related to the Platreef project and that you may have other potential joint venture arrangements. Please provide a detailed analysis of how you are accounting for the arrangement under IFRS 11, specifying whether you consider the arrangement as a joint venture or joint operation as defined in the standard. If you are not accounting for the arrangement under IFRS 11, please specify the other standard under IFRS that you have applied.

4.6 Property, plant and equipment, page 133

5.	We note your disclosure that capitalised mine development and infrastructure costs are depreciated on the units of production basis. Please expand your policy as follows:

•	Explain how you define the unit of production output (i.e., whether it includes reserves and resources including indicated and inferred resources);

•	Tell us the percentage and amount of measured, indicated and inferred resources that you include in your depletion calculation;

•	Explain to us why and how you determined that your estimates of resources, such as inferred mineral resources, used to calculate your units of production-based depreciation are reliable, as contemplated by paragraph 4.41 of the Conceptual Framework for Financial Reporting issued by the International Accounting Standards Board.

Please provide us with planned disclosures to be included in future filings.

4.19 Exploration expenditures, page 138

6.	We note your disclosure that exploration and evaluation costs incurred prior to determination of the feasibility of mining operations are expensed as incurred. Please expand your policy to discuss how you determine the feasibility of mining operations and at what point you start capitalizing exploration and evaluation costs as assets.

<u>Note 34. Contingencies, page 166</u>

7. We note your disclosure that you have identified a future pollution risk posed by deep groundwater in certain underground shafts. Please explain how you assessed the probability of a present obligation and the range of possible outcomes per IAS 37 paragraph 25 at December 31, 2013. Considering you have not recorded a liability due to the lack of accuracy in the estimate, please provide an indication of the uncertainties related to the amount or timing of any outflow per IAS 37 paragraph 86(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters and George Schuler, Mining Engineer at (202) 551-3718 regarding the engineering comments. Please contact Tiffany Posil at (202) 551-3589 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining